CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Floating Rate Notes due 2019	$1,000,000	$114.60

March 2012 Pricing Supplement No. 109 Registration Statement No. 333-178081 Dated March 5, 2012 Filed pursuant to Rule 424(b)(2)
INTEREST RATE STRUCTURED INVESTMENTS

Senior Floating Rate Notes due 2019
U.S. Inflation Index Linked Notes

As described below, interest will accrue and be payable on the notes monthly, in arrears, at a variable rate equal to the year-over-year change in the U.S. Consumer Price Index (“CPI”) plus a spread of 2.00%, subject to the minimum interest rate of 0.00% per annum.  The notes provide the opportunity to receive an above-market interest rate in exchange for the risk that the notes accrue a low rate of interest or no interest if inflation, as measured by CPI, is negative or low.  The CPI for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor and published on Bloomberg screen CPURNSA or any successor service.  All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.
FINAL TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$1,000,000. We may increase the aggregate principal amount prior to the original issue date but are not required to do so.
Issue price:	At variable prices
Stated principal amount:	$1,000 per note
Pricing date:	March 5, 2012
Original issue date:	March 30, 2012 (19 business days after the pricing date)
Maturity date:	March 30, 2019
Interest accrual date:	March 30, 2012
Redemption percentage at maturity:	100%
Interest:
For each interest payment period:
(CPIt – CPIt-12) / CPIt-12 + spread; subject to the minimum interest rate, where
CPIt = CPI for the applicable reference month, as published on Bloomberg screen CPURNSA;
CPIt-12 = CPI for the twelfth month prior to the applicable reference month, as published on Bloomberg screen CPURNSA; and
Reference month = the third calendar month prior to the month of the related interest reset date; subject to the minimum interest rate.
See “Additional Provisions – Interest Rate” on page 2.

Spread:	2.00%
Minimum interest rate:	0.00% per annum
Interest payment period:	Monthly
Interest payment dates:
The 30th day of each month (or in the case of February, the last calendar day of such month), beginning April 30, 2012; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Interest reset dates:
The 30th day of each month (or in the case of February, the last calendar day of such month), beginning March 30, 2012, provided that such interest reset dates shall not be adjusted for non-business days.

Interest determination dates:	Each interest reset date.
Day-count convention:	Actual/Actual
Reporting service:	Bloomberg screen CPURNSA
Specified currency:	U.S. dollars
CUSIP / ISIN:	61760QAH7 / US61760QAH74
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Calculation agent:	Morgan Stanley Capital Services LLC	Trustee: The Bank of New York Mellon
Commissions and Issue Price:	Price to Public(1)(2)	Agent’s Commissions(2)	Proceeds to Issuer
Per Note	At variable prices	$15	$985
Total	At variable prices	$15,000	$985,000
(1)
The notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices; provided, however, that such price will not be less than $987.50 per note and will not be more than $1,000 per note. See “Risk Factors—The Price You Pay For The Notes May Be Higher Than The Prices Paid By Other Investors.”

(2)
Morgan Stanley or one of our affiliates will pay varying discounts and commissions to dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent) and their financial advisors, of up to $15 per note depending on market conditions.  See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 4.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Prospectus Supplement dated November 21, 2011                                         Prospectus dated November 21, 2011

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Senior Floating Rate Notes due 2019
U.S. Inflation Index Linked Notes

The Notes

The notes are debt securities of Morgan Stanley.  Interest on the notes will accrue at a variable rate equal to the year-over-year changes in the CPI plus a spread of 2.00%, subject to the minimum interest rate of 0.00% per annum, as determined on the applicable interest determination date.  We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.  All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.

The stated principal amount of each note is $1,000, and the issue price is variable. The issue price of the notes includes the agent’s commissions paid with respect to the notes as well as the cost of hedging our obligations under the notes.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The secondary market price, if any, at which MS & Co. is willing to purchase the notes is expected to be affected adversely by the inclusion of these commissions and hedging costs in the issue price.  In addition, the secondary market price may be lower due to the costs of unwinding the related hedging transactions at the time of the secondary market transaction.  See “Risk Factors—The Inclusion Of Commissions And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices.”

Additional Provisions

Consumer Price Index

The amount of interest payable on the notes on each interest payment date will be linked to year-over-year changes in the Consumer Price Index.  The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (“CPI”), reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”) and published on Bloomberg screen CPURNSA or any successor service.  The CPI for a particular month is published during the following month.

The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors’ and dentists’ services and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average.

Interest Rate

The interest rate for the notes being offered for each interest payment period during the term of the notes will be the rate determined as of the applicable interest determination date pursuant to the following formula:

Interest Rate	=	CPIt - CPIt-12	+	Spread; subject to the minimum interest rate
CPIt-12

where:

CPIt = CPI for the applicable reference month, as published on Bloomberg screen CPURNSA;

CPIt-12 = CPI for the twelfth month prior to the applicable reference month, as published on Bloomberg screen CPURNSA;

Spread = 2.00%; and

Minimum interest rate = 0.00% per annum.

March 2012	Page 2

Senior Floating Rate Notes due 2019
U.S. Inflation Index Linked Notes

In no case will the interest rate for the notes for any monthly interest payment period be less than the minimum interest rate of 0.00% per annum. The amount of interest payable on the notes on each interest payment date will be calculated on an actual/actual day count basis.

CPIt for any interest reset date is the CPI for the third calendar month, which we refer to as the “reference month,” prior to the month of such interest reset date as published and reported in the second calendar month prior to such interest reset date.

For example, for the interest payment period from and including March 30, 2012 to but excluding April 30, 2012, CPIt will be the CPI for December 2011 (the reference month), and CPIt-12 will be the CPI for December 2010 (which is the CPI for the twelfth month prior to the reference month).  The CPI for December 2011 was reported by the BLS and published on Bloomberg screen CPURNSA in January 2012, and the CPI for December 2010 was reported and published in January 2011.

For more information regarding the calculation of interest rates on the notes, including historical CPI levels and hypothetical interest rates, see “Historical Information and Hypothetical Interest Rate Calculations.”

If by 3:00 PM on any interest determination date the CPI is not published on Bloomberg screen CPURNSA for any relevant month, but has otherwise been published by the BLS, Morgan Stanley Capital Services Inc., in its capacity as the calculation agent, will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with us, appears to accurately set forth the CPI as reported by the BLS.

In calculating CPIt and CPIt-12, the calculation agent will use the most recently available value of the CPI determined as described above on the applicable interest determination date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIt and CPIt-12 used by the calculation agent on any interest reset date to determine the interest rate on the notes (an “initial CPI”) is subsequently revised by the BLS, the calculation agent will continue to use the initial CPI, and the interest rate determined on such interest determination date will not be revised.

If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the notes are outstanding, the CPI is discontinued or substantially altered, as determined by the calculation agent in its sole discretion, the calculation agent will determine the interest rate on the notes by reference to the applicable substitute index that is chosen by the Secretary of the Treasury for the Department of The Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, the substitute index will be determined by the calculation agent in accordance with general market practice at the time; provided that the procedure for determining the resulting interest rate is administratively acceptable to the calculation agent.

All values used in the interest rate formula for the notes and all percentages resulting from any calculation of interest will be rounded to the nearest one hundred-thousandth of a percentage point, with .000005% rounded up to .00001%. All dollar amounts used in or resulting from such calculation on the notes will be rounded to the nearest third decimal place, with .0005 rounded up to .001.

March 2012	Page 3

Senior Floating Rate Notes due 2019
U.S. Inflation Index Linked Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the notes.

▪
In Periods Of Little Or No Inflation, The Interest Rate Will Be Approximately Equal To The Spread, And In Periods Of Deflation The Interest Rate Will Be Less Than The Spread And May Be As Low As Zero.  Interest payable on the notes through out the term of the notes is linked to year over year changes in the level of the CPI determined each month.  If the CPI for the same month in successive years does not increase, which is likely to occur when there is little or no inflation, investors in the notes will receive an interest payment for the applicable interest payment period equal to the spread of 2.00% per annum.  If the CPI for the same month in successive years decreases, which is likely to occur when there is deflation, investors in the notes will receive an interest payment for the applicable interest payment period that is less than the spread per annum.  If the CPI for the same month in successive years declines by the spread or more, investors in the notes will receive only the minimum interest rate, which is 0.00%.

▪
The Interest Rate On The Notes May Be Below The Rate Otherwise Payable On Debt Securities Issued By Us With Similar Maturities.  If there are only minimal increases, no changes or decreases in the monthly CPI measured year over year, the interest rate on the notes will be below what we would currently expect to pay as of the date of this pricing supplement if we issued a debt instrument with terms otherwise similar to those of the notes.

▪
The Interest Rate On The Notes May Not Reflect The Actual Levels Of Inflation Affecting Holders Of The Notes.  The CPI is just one measure of inflation and may not reflect the actual levels of inflation affecting holders of the notes.  Accordingly, an investment in the notes may not fully offset any inflation actually experienced by investors in the notes.

▪
Your Interest Rate Is Based Upon The CPI. The CPI Itself And The Way The BLS Calculates The CPI May Change In The Future. There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the notes. Accordingly, the amount of interest, if any, payable on the notes, and therefore the value of the notes, may be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the interest payable on the notes, as described above, and that substitution may adversely affect the value of the notes.

▪
The Historical Levels Of The CPI Are Not An Indication Of The Future Levels Of The CPI.  The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the notes. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.  Holders of the notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

March 2012	Page 4

Senior Floating Rate Notes due 2019
U.S. Inflation Index Linked Notes

▪
Investors Are Subject To Our Credit Risk, And Any Actual Or Anticipated Changes To Our Credit Ratings Or Credit Spreads May Adversely Affect The Market Value Of The Notes.  Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates and at maturity, and, therefore, investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  The notes are not guaranteed by any other entity.  If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market's view of our creditworthiness.  Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

▪
The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased.  Some of these factors include, but are not limited to: (i) changes in U.S. inflation rates, (ii) changes in U.S. interest rates, (iii) any actual or anticipated changes in our credit ratings or credit spreads and (iv) time remaining to maturity.

▪
The Inclusion Of Commissions And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the notes and the cost of hedging our obligations under the notes that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
The Price You Pay For The Notes May Be Higher Than The Prices Paid By Other Investors.  The agent proposes to offer the notes from time to time for sale to investors in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to then-prevailing prices, at negotiated prices, or otherwise. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (e.g., directly from the agent or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors.

▪
The Notes Will Not Be Listed On Any Securities Exchange And Secondary Trading May Be Limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

▪
Issuer Or Its Affiliates Are Market Participants.  The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or with respect to the CPI specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

March 2012	Page 5

Senior Floating Rate Notes due 2019
U.S. Inflation Index Linked Notes

Historical Information and Hypothetical Interest Rate Calculations

Provided below are historical levels of the CPI as reported by the BLS for the period from October 2000 to January 2012.  Also provided below are the hypothetical interest rates for the period from January 2002 to April 2012 that would have resulted from the historical levels of the CPI presented below and a spread of 2.00%, without regard to the minimum interest rate.  We obtained the historical information included below from Bloomberg Financial Markets, and we believe such information to be accurate.

The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month.  The hypothetical interest rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes.  However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the volatility of the CPI indicated in the table.  As a result, the hypothetical interest rates depicted in the table below should not be taken as an indication of the actual interest rates that will be paid on the interest payment dates over the term of the notes.  The hypothetical interest rates in the table and example below have been rounded for ease of analysis.

Historical Levels of CPI

Month	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
January		175.100	177.100	181.700	185.200	190.700	198.300	202.416	211.080	211.143	216.687	220.223	226.665
February		175.800	177.800	183.100	186.200	191.800	198.700	203.499	211.693	212.193	216.741	221.309
March		176.200	178.800	184.200	187.400	193.300	199.800	205.352	213.528	212.709	217.631	223.467
April		176.900	179.800	183.800	188.000	194.600	201.500	206.686	214.823	213.240	218.009	224.906
May		177.700	179.800	183.500	189.100	194.400	202.500	207.949	216.632	213.856	218.178	225.964
June		178.000	179.900	183.700	189.700	194.500	202.900	208.352	218.815	215.693	217.965	225.722
July		177.500	180.100	183.900	189.400	195.400	203.500	208.299	219.964	215.351	218.011	225.922
August		177.500	180.700	184.600	189.500	196.400	203.900	207.917	219.086	215.834	218.312	226.545
September		178.300	181.000	185.200	189.900	198.800	202.900	208.490	218.783	215.969	218.439	226.889
October	174.000	177.700	181.300	185.000	190.900	199.200	201.800	208.936	216.573	216.177	218.711	226.421
November	174.100	177.400	181.300	184.500	191.000	197.600	201.500	210.177	212.425	216.330	218.803	226.230
December	174.000	176.700	180.900	184.300	190.300	196.800	201.800	210.036	210.228	215.949	219.179	225.672

Hypothetical Interest Rates Based on Historical CPI Levels

Month	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
January	4.126%	4.026%	4.041%	5.189%	6.348%	3.305%	5.536%	5.655%	1.817%	3.172%	5.525%
February	3.895%	4.198%	3.765%	5.523%	5.456%	3.974%	6.306%	3.070%	3.838%	3.143%	5.394%
March	3.552%	4.377%	3.879%	5.256%	5.416%	4.541%	6.081%	2.091%	4.721%	3.496%	4.962%
April	3.142%	4.597%	3.926%	4.970%	5.985%	4.076%	6.280%	2.030%	4.626%	3.632%	4.925%
May	3.138%	4.981%	3.693%	5.008%	5.598%	4.415%	6.027%	2.236%	4.143%	4.108%
June	3.476%	5.020%	3.737%	5.148%	5.363%	4.779%	5.981%	1.616%	4.314%	4.682%
July	3.639%	4.225%	4.285%	5.511%	5.546%	4.574%	5.937%	1.263%	4.236%	5.164%
August	3.182%	4.058%	5.052%	4.803%	6.167%	4.691%	6.176%	0.719%	4.021%	5.569%
September	3.067%	4.112%	5.266%	4.530%	6.319%	4.687%	7.022%	0.573%	3.053%	5.559%
October	3.465%	4.110%	4.991%	5.168%	6.145%	4.358%	7.600%	-0.097%	3.235%	5.629%
November	3.803%	4.158%	4.654%	5.641%	5.819%	3.970%	7.372%	0.516%	3.148%	5.771%
December	3.514%	4.320%	4.538%	6.687%	4.062%	4.755%	6.937%	0.714%	3.144%	5.868%

The hypothetical interest rate payable on the notes for the February 2005 interest payment period would have been 5.523% per annum. This hypothetical interest rate is calculated by inserting the following CPI levels into the interest rate formula described above under “Additional Provisions – Interest Rate”:

CPIt = 191.0, which is equal to the CPI level for November 2004, which is the third calendar month prior to the interest reset date of February 1, 2005, would be the reference month; and

CPIt-12 = 184.5, which is equal to the CPI level for November 2003, the twelfth calendar month prior to the reference month for the interest reset date of February 1, 2005

Interest Rate = [(191.0 – 184.5) / 184.5] + 2.00% = 5.523%

March 2012	Page 6

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U.S. Inflation Index Linked Notes

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

We expect to deliver the notes against payment therefor in New York, New York on March 30, 2012, which will be the nineteenth scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices; provided, however, that such price will not be less than $987.50 per note and will not be more than $1,000 per note.

Morgan Stanley or one of our affiliates will pay varying discounts and commissions to dealers, including Morgan Stanley Smith Barney LLC (“MSSB”) and their financial advisors, of up to $15 per note depending on market conditions.  The agent may distribute the notes through MSSB, as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc ("MSIP") and Bank Morgan Stanley AG.  MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 21, 2011, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 21, 2011.

Tax Considerations

In the opinion of our counsel, Davis Polk & Wardwell LLP, under current law, and based on current market conditions, the notes should be treated as “variable rate debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation―Tax Consequences to U.S. Holders―Notes―Floating Rate Notes.”  Both U.S. and non-U.S. holders should read the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax Considerations,” when read in combination with the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

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U.S. Inflation Index Linked Notes

Contact Information

Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  You should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov as follows:

Prospectus Supplement dated November 21, 2011
Prospectus dated November 21, 2011

Terms used in this pricing supplement are defined in the prospectus supplement or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

March 2012	Page 8